Exhibit 99.1

Amended and Restated

BITZERO HOLDINGS INC.

(FORMERLY WBM CAPITAL CORP.)

Interim Condensed Consolidated Financial Statements

For the three and nine months

ended June 30, 2026 and 2025

(expressed in United States Dollars, unless otherwise stated)

Note to reader:

These unaudited interim condensed consolidated financial statements for the three and nine months ended June 30, 2026 and 2025 have been amended and restated and replace those previously filed on August 14, 2026.

The revisions principally clarify and reorganize certain presentations and disclosures and do not affect the Company’s total assets, total liabilities, equity, net loss, total comprehensive loss or cash and cash equivalents at June 30, 2026. See Note 20(a)(i).

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Table of Contents
For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Interim Condensed Consolidated Financial Statements	7

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Interim condensed consolidated statements of loss and comprehensive loss
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Frealized

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
		$	$	$	$
Revenue from digital assets mined	6	10,660,663	6,433,870	23,476,975	17,441,919
Refunds and other adjustments	6	(9,812)	—	(9,812)	1,061
Direct costs	7	(12,411,797)	(6,926,572)	(23,994,488)	(18,986,041)
		(1,760,946)	(492,702)	(527,325)	(1,543,061)

Administrative expenses	8	1,244,001	1,037,486	3,997,625	3,363,837
Finance costs	9	955,104	638,733	5,495,289	908,153
Marketing expenses	10	486,449	101,772	1,372,305	564,840
		2,685,554	1,777,991	10,865,219	4,836,830

Operating loss before other items		(4,446,500)	(2,270,693)	(11,392,544)	(6,379,891)

Share-based expenses	11	4,931,500	5,700,000	20,014,769	10,200,000
Foreign exchange (gain) loss		2,140,136	181,342	(47,974)	1,588,046
Realized loss (gain) from sale of digital currency		1,189,073	(440,836)	1,422,737	(1,563,534)
Loss on contract settlement		—	—	—	(1,932,048)
Financing loss		—	—	267,384	—
Loss (gain) on derivative financial instruments		13,262,586	—	5,900,982	—
Realized loss on disposal of assets		494,922	—	610,269	—
Revaluation gain on options		—	—	(138,930)	—
		22,018,217	5,440,506	28,029,237	8,292,464

Loss before income taxes		(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)

Income tax		—	—	—	—
Net loss		(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)

Revaluation loss (gains) on digital currency		(1,220,259)	260,913	(348,928)	(745,742)
(Gain) loss on translation of foreign operations		(1,128,664)	93,429	(1,277,496)	(107,963)
Other comprehensive income		(2,348,923)	354,342	(1,626,424)	(853,705)

Total comprehensive loss		(24,115,794)	(8,065,541)	(37,795,357)	(13,818,650)

Loss per share
Basic	13	(0.48)	(0.20)	(0.76)	(0.39)
Diluted	13	(0.48)	(0.20)	(0.76)	(0.39)

The accompanying notes form an integral part of these financial statements	Page 3 of 33

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Interim condensed consolidated statements of financial position
As at June 30, 2026 and September 30, 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

		June 30,	September
	Note	2026	30, 2025
		$	$
ASSETS
Non-current assets
Property, plant and equipment	16	25,463,588	28,556,661
Construction in progress	14	9,205,124	3,377,689
Right-of-use assets	17	—	—
Restricted cash		2,000,000	2,000,000
Prepaids and deposits, non-current portion		1,596,532	1,590,551
		38,265,244	35,524,901
Current assets
Prepaids and deposits	21	6,594,687	72,035
Indirect taxes recoverable	15	1,022,208	534,992
Accounts receivable		—	380,093
Digital currency	12	2,462,683	753,211
Cash and cash equivalents		2,453,673	2,501,986
Cash held in trust		493,384	2,973,500
		13,026,635	7,215,817
TOTAL ASSETS		51,291,879	42,740,718

EQUITY
Share capital	22	128,647,259	101,014,316
Contributed surplus	22	10,767,991	6,840,775
Debenture reserve	22	54,733	54,733
Accumulated other comprehensive loss		(11,852,861)	(13,479,285)
Accumulated losses		(121,001,609)	(81,579,828)
		6,615,513	12,850,711

LIABILITIES
Non-current liabilities
Settlement liability, non-current portion	19	—	1,641,501
Senior secured loans, non-current portion	20	6,368,104	6,965,988
Lease liabilities, non-current portion	17	—	—
		6,368,104	8,607,489
Current liabilities
Other loans and payables		—	—
Convertible notes and debentures	20	3,744,123	1,568,220
Accounts and other payables	19	7,569,220	7,309,701
Contingent consideration payable		1,760,547	1,760,547
Derivative liabilities	20	15,552,778	7,716,025
Related party advances	18	151,361	150,794
Settlement liability, current portion	19	1,612,070	1,222,364
Senior secured loans, current portion	20	7,918,163	1,554,867
Lease liabilities, current portion	17	—	—
		38,308,262	21,282,518

TOTAL LIABILITIES		44,676,366	29,890,007
TOTAL EQUITY AND LIABILITIES		51,291,879	42,740,718

GOING CONCERN	2
CONTINGENCIES	23
SUBSEQUENT EVENTS	26

The accompanying notes form an integral part of these financial statements	Page 4 of 33

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Interim condensed consolidated statements of changes in shareholders’ equity
For the nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

					Accumulated
					other comp-
		Share	Contributed	Debenture	rehensive	Accumulated
	Note	capital	surplus	reserve	loss	losses	Total
		$	$	$	$	$	$

September 30, 2025		101,014,316	6,840,775	54,733	(13,479,285)	(81,579,828)	12,850,711

Share-based expenses and advisory shares	4, 11, 22, 23(b,c)	854,842	19,159,927	—	—	—	20,014,769
Restricted share units exercised	11, 20(a), 22	14,309,553	(14,309,553)	—	—	—	—
Warrants exercised	20(a), 22	3,438,866	—	—	—	—	3,438,866
Convertible debt converted	20(a,b), 22	1,628,494	—	—	—	—	1,628,494
Subscriptions	22	607,750	892,293	—	—	—	1,500,043
Options exercised	22	3,335,984	(1,815,451)	—	—	—	1,520,533
Shares issued under FAR arrangements	20(a)	3,457,454	—	—	—	—	3,457,454
Total comprehensive loss for the period		—	—	—	1,626,424	(39,421,781)	(37,795,357)
		27,632,943	3,927,216	—	1,626,424	(39,421,781)	(6,235,198)
June 30, 2026		128,647,259	10,767,991	54,733	(11,852,861)	(121,001,609)	6,615,513

September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

Share-based expenses		—	10,200,000	—	—	—	10,200,000
Exercised stock options		794,335	(695,155)	—	—	—	99,180
Exercised RSUs		5,157,491	(5,157,491)	—	—	—	—
Issuance of advisory shares		150,000	—	—	—	—	150,000
Subscriptions		6,703,000	—	—	—	—	6,703,000
Total comprehensive loss for the period		—	—	—	853,705	(14,672,355)	(13,818,650)
		12,804,826	4,347,354	—	853,705	(14,672,355)	3,333,530
June 30, 2025		94,467,272	12,540,775	54,733	(10,200,379)	(79,703,841)	17,158,560

The accompanying notes form an integral part of these financial statements	Page 5 of 33

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Interim condensed consolidated statement of cash flows
For the nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	Nine months	Nine months
	ended	ended
	June 30, 2026	June 30, 2025
	$	$
CASH FROM OPERATING ACTIVITIES

Net loss for the period	(39,421,781)	(14,672,355)
Adjustments for non-cash items:
Share-based expenses	20,014,769	10,200,000
Depreciation of property, plant and equipment	7,305,858	8,937,872
Amortization of right-of-use assets	7,595,884	214,642
Interest on lease liabilities	114,084	72,172
Interest and accretion on loans and payables	4,744,383	832,502
Fair value loss on derivative financial instruments	5,900,982	—
Loss on financing	267,384	—
Loss on disposal of assets	610,269	—
Revaluation gain on options	(138,930)	—
Revaluation losses on digital currency	—	745,742
Payment of non-cash consideration	—	150,000
Gain on contract settlement	—	(1,932,048)
	46,414,683	19,220,882
Adjustments for working capital items:
Indirect taxes recoverable	(487,215)	(488,779)
Prepaids and deposits	(6,528,833)	(786,934)
Accounts receivable	380,093	1,453,542
Digital currencies received from mining, net of realized loss	(17,678,590)	(18,497,149)
Settlement liability	(1,200,000)	(908,000)
Accounts and other payables	259,519	(63,842)
Liability to issue common shares	—	400,000
Interest payable	—	156,832
	(25,255,026)	(18,734,330)
	(18,262,124)	(14,185,803)

CASH FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(12,081,463)	(12,452,242)
Proceeds on sale of digital assets	16,610,320	18,807,812
	4,528,857	6,355,570

CASH FROM FINANCING ACTIVITIES
Repayment of lease liabilities	—	(30,172)
Issuance of common shares	1,978,239	6,802,180
Issuance of common share purchase warrants	892,293	—
Related-party advances received (repaid)	567	81,621
Proceeds from senior secured loans	8,000,000	—
Repayment of senior secured loans	(2,265,000)	—
Proceeds from convertible notes and debentures	3,928,990	—
	12,535,089	6,853,629

Net change in cash and cash equivalents before exchange-rate effects	(1,198,178)	(976,604)

Cash and cash equivalents and cash held in trust, beginning of period	5,475,486	687,226
Effects of exchange-rate changes on cash and cash equivalents	(1,330,251)	517,389
Cash and cash equivalents and cash held in trust, end of period	2,947,057	228,011

Supplementary information
Cash interest paid on the JGB facility during Q3	879,958	—
Non-cash JGB principal converted into common shares during Q3	600,000	—
Digital currency received under the FAR financing	1,953,955	—
Settlement of lease liability through digital assets	(7,709,968)	—

The accompanying notes form an integral part of these financial statements	Page 6 of 33

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

1.	GENERAL INFORMATION

Bitzero Holdings Inc. (the “Company” or “Bitzero”), previously named WBM Capital Corp., was incorporated under the Canada Business Corporations Act on August 26, 2006 and continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company’s head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

The Company’s voting common shares trade on the Canadian Securities Exchange under the symbol “AIBZ.U”, on the Nasdaq Capital Market under the symbol “AIBZ”, and on the Frankfurt Stock Exchange under the symbol “000”. The Company’s common shares commenced trading on Nasdaq and under the new CSE symbol on June 9, 2026.

Bitzero develops and operates data-centre infrastructure and conducts Bitcoin mining activities. Its current Bitcoin mining operations are conducted in Norway through Exanorth AS, a wholly owned subsidiary that owns and operates the Company’s Namsskogan data centre.

In connection with the reverse takeover completed on November 19, 2025, the Company completed a 10-for-1 consolidation of its common shares. All share and per-share information presented for periods preceding the consolidation is to be adjusted retrospectively to reflect the consolidation.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board. They do not include all of the information required for annual consolidated financial statements and should be read together with the Company’s audited consolidated financial statements for the year ended September 30, 2025.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on September 9, 2026.

(b)	Basis of measurement and consolidation

These interim condensed consolidated financial statements have been prepared on the historical-cost basis, except for digital currency and derivative financial instruments, which are measured at fair value, and other balances for which IFRS requires a different measurement basis.

These interim condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

2.	BASIS OF PREPARATION (CONT’D)

(b)	Basis of measurement and consolidation (cont’d)

The Company’s subsidiaries and ownership interests were unchanged from September 30, 2025: Bitzero Blockchain Inc. (Canada), Exanorth AS and Zetanorth AS (Norway), Bitzero Inc. (Barbados), Bitzero ND I, LLC and Bitzero ND II, LLC (United States), and Bitzero Finland Oy (Finland), each wholly owned.

(c)	Presentation and functional currency

These interim condensed consolidated financial statements are presented in United States dollars, which is the functional currency of the Company. The functional currency of all subsidiaries is the United States dollar, except for Exanorth AS and Zetanorth AS, whose functional currency is the Norwegian krone, and Bitzero Finland Oy, whose functional currency is the euro.

(d)	Going concern

These interim condensed consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.

At June 30, 2026, the Company had cash and cash equivalents of $2,453,673, cash held in trust of $493,384, restricted cash of $2,000,000 and digital currency of $2,462,683. The Company incurred a net loss of $39,421,781 for the nine months ended June 30, 2026 and had accumulated losses of $121,001,609 and total liabilities of $44,676,366 at June 30, 2026.

The Company remains dependent on generating sufficient operating cash flows, maintaining compliance with financing covenants, completing planned financing and refinancing activities, and obtaining additional financing when required to fund its operations, growth plans and obligations as they become due. Subsequent to period end, the Company completed the special-warrant financing for gross proceeds of $24,770,454 and, on August 6, 2026, repaid the JGB senior secured loan in full (Note 26).

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. These interim condensed consolidated financial statements do not include adjustments to the carrying amounts and classification of assets and liabilities that would be necessary if the going-concern basis were not appropriate.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies and methods of computation applied in these interim condensed consolidated financial statements are consistent with those applied in the Company’s audited consolidated financial statements for the year ended September 30, 2025, except for the new or revised policies described below. Accounting policy information disclosed in the annual consolidated financial statements has not been repeated unless it is necessary to understand a material transaction or change during the current interim period.

(a)	Derivative financial instruments

The Company classifies warrants and conversion features as financial liabilities when their contractual terms do not meet the equity-classification requirements of IAS 32, including the requirement that an instrument exchange a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments. Derivative financial liabilities are measured at fair value through profit or loss. The host liability component of a compound financing is measured subsequently at amortized cost using the effective interest method.

The valuation of derivative financial liabilities requires estimates of expected volatility and term and consideration of the contractual exercise, conversion, anti-dilution, cashless-exercise and beneficial-ownership provisions. The instruments outstanding at June 30, 2026 and the related valuation inputs are described in Note 20.

(b)	Lease term

During the three months ended June 30, 2026, the Company recognized right-of-use assets associated with hosted mining equipment arrangements. Determining the lease term requires judgment regarding the enforceable period of each contract and whether the Company is reasonably certain to exercise an extension option or not to exercise a termination option. The related right-of-use assets were fully depreciated by June 30, 2026.

(c)	Digital currency

Digital currency is accounted for as an indefinite-lived intangible asset under IAS 38 and is measured subsequently using the revaluation model. In determining whether digital currency held through a third-party arrangement is an asset of the Company, the Company assesses its enforceable rights, its ability to direct the use of the digital currency and obtain the related economic benefits, and any contractual withdrawal or use restrictions. At June 30, 2026, digital currency with a fair value of $1,518,921 was held in an account administered by Luxor.

(d)	IFRS 18

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company does not intend to apply IFRS 18 early and plans to apply it beginning October 1, 2027. The Company is assessing the effect of IFRS 18 on the presentation and disclosure of its future consolidated financial statements.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

4.	REVERSE TAKEOVER

On November 19, 2025, WBM Capital Corp. completed a reverse takeover transaction pursuant to an amalgamation agreement dated November 3, 2025 among WBM Capital Corp., 1555476 B.C. Ltd., a wholly owned subsidiary of WBM Capital Corp., and Bitzero Blockchain Inc. Bitzero Blockchain Inc. amalgamated with 1555476 B.C. Ltd. and the amalgamated entity became a wholly owned subsidiary of WBM Capital Corp. Concurrently, WBM Capital Corp. changed its name to Bitzero Holdings Inc.

Although Bitzero Holdings Inc. is the legal parent, Bitzero Blockchain Inc. was identified as the accounting acquirer because its former shareholders obtained control of the combined entity. The consolidated financial statements are therefore presented as a continuation of Bitzero Blockchain Inc., and the comparative information is that of Bitzero Blockchain Inc. and its subsidiaries.

WBM Capital Corp. did not meet the definition of a business at the transaction date. Accordingly, the transaction was accounted for as an equity-settled share-based payment under IFRS 2 rather than as a business combination under IFRS 3. The difference between the fair value of the deemed shares issued by Bitzero Blockchain Inc. and the fair value of the identifiable net assets acquired was recognized as a listing expense.

The deemed consideration was $154,886, based on 4,362,954 common shares held by the pre-transaction shareholders of WBM Capital Corp. and an estimated fair value of approximately $0.0355 per share. The identifiable net assets acquired consisted of cash of $43, resulting in a listing expense of $154,842. Accounts payable of WBM Capital Corp. of $94,068 were settled before completion and were not assumed in the transaction.

For equity presentation purposes, the issued share capital reflects the legal capital structure of Bitzero Holdings Inc., while accumulated losses and other reserves reflect those of Bitzero Blockchain Inc. immediately before completion of the reverse takeover.

5.	OPERATING SEGMENTS

The Company has one reportable operating segment. The Chief Executive Officer, who is the chief operating decision-maker, reviews the Company’s operations and performance on an aggregate basis.

For the three- and nine-month periods ended June 30, 2026 and June 30, 2025, substantially all revenue was generated from Bitcoin mining conducted in Norway through Exanorth AS. Non-current assets are located primarily in Norway, with smaller balances relating to development properties and projects in the United States and Finland.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

6.	REVENUE

The Company recognizes Bitcoin mining revenue when the mining reward and transaction fees are received and control of the digital currency transfers to the Company. Revenue is measured at the fair value of the Bitcoin received at that time.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Digital assets mined	10,660,663	6,433,870	23,476,975	17,441,919
Refunds and other adjustments	(9,812)	—	(9,812)	1,061
Total revenue	10,650,851	6,433,870	23,467,163	17,442,980

Refunds and other adjustments were $9,812 for each of the three and nine months ended June 30, 2026 and were presented as reductions of revenue.

7.	DIRECT COSTS

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Depreciation of right-of-use assets	5,820,618	—	7,595,884	214,642
Utilities and grid services	3,907,278	3,916,279	8,441,819	9,044,441
Depreciation of property, plant and equipmen	2,495,270	2,822,201	7,305,858	8,937,872
Salaries and wages	75,047	74,462	329,841	230,888
Rentals	25,591	36,585	105,511	104,750
Other direct costs	87,993	77,045	215,575	453,448
	12,411,797	6,926,572	23,994,488	18,986,041

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

8.	ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Legal fees	431,624	588,895	1,857,386	1,562,368
Consulting fees	223,353	193,980	690,207	1,176,777
Travel	219,730	21,497	445,680	109,639
Insurance	210,951	20,623	351,181	59,361
Professional fees	35,560	149,702	336,002	327,868
Occupancy costs	12,670	53,551	155,011	95,646
Settlements and penalties	100,000	—	100,000	—
Office, general and other	10,113	9,238	62,158	32,178
	1,244,001	1,037,486	3,997,625	3,363,837

9.	FINANCE COSTS

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Interest and accretion on loans and payables	855,271	636,152	4,852,409	832,502
Interest on lease liabilities	95,816	—	114,084	72,172
Bank charges and other	4,066	3,091	529,796	8,097
Finance income	(49)	(510)	(1,000)	(4,618)
	955,104	638,733	5,495,289	908,153

10.	MARKETING EXPENSES

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Public relations	171,955	48,071	865,476	48,071
Marketing and promotion	313,955	53,504	506,033	516,477
Other	539	197	796	292
	486,449	101,772	1,372,305	564,840

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

11.	SHARE-BASED EXPENSES

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
		$	$	$	$

Restricted stock units	(a)	4,931,500	5,700,000	18,638,505	10,200,000
Shares issued for services		—	—	700,000	—
Stock options issued		—	—	521,422	—
Listing expense	4	—	—	154,842	—
		4,931,500	5,700,000	20,014,769	10,200,000

(a)	Restricted share units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

RSUs are equity-settled and, upon vesting, are settled through the issuance of common shares of the Company, net of any statutory withholdings, where applicable.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

A continuity of RSUs is as follows:

	Note	RSUs Granted	RSUs Vested
		#	#

Balance, September 30, 2024		34,596,100	12,571,233
Issued		67,880,000	—
Vested		—	51,000,000
Exercised		(54,000,000)	(54,000,000)
Balance, September 30, 2025 (pre-consolidation)		48,476,100	9,571,233
Consolidation ratio		0.10	0.10
Balance, September 30, 2025 (post-consolidation)		4,847,610	957,123
Issued	(i), (ii), (iii)	2,968,280	—
Vested	(i)	—	6,858,767
Exercised	(i)	(6,840,890)	(6,840,890)
Balance, June 30, 2026		975,000	975,000

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

11.	SHARE-BASED EXPENSES (CONT’D)

(a)	Restricted share units (cont’d)

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

(i)	During the three months ended June 30, 2026, the Company granted 775,000 RSUs that vested immediately. The awards comprised 425,000 RSUs with a grant-date fair value of $8.96 per unit and 350,000 RSUs with a grant-date fair value of $3.21 per unit. The aggregate grant-date fair value of $4,931,500 was recognized as share-based compensation expense. All 775,000 RSUs were vested and outstanding at June 30, 2026. The 425,000 RSUs granted on June 22, 2026 were settled in common shares after period end, on July 6, 2026.

(ii)	During the three months ended June 30, 2026, 898,280 RSUs were granted and settled in common shares in connection with FAR Holdings financing and settlement arrangements (Note 20(a)(ii)).

(iii)	During the six months ended March 31, 2026, the Company granted 1,295,000 RSUs, comprising 100,000 RSUs on October 14, 2025, 45,000 RSUs on January 19, 2026 and 1,150,000 RSUs on March 3, 2026. Together with the grants described in (i) and (ii), the Company granted 2,968,280 RSUs during the nine months ended June 30, 2026.

The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	14-Oct-25	19-Jan-26	03-Mar-26

Estimated stock price at time of grant	$4.00	$3.42	$2.55
Number of periods to exercise, in years	0.10	—	—
Compounded risk-free rate	n/a	n/a	n/a
Dividend yield	0%	0%	0%
Exercise price	$—	$—	$—
Volatility	115%	78%	78%
Discount for lack of marketability	0%	0%	0%

	06-May-26	22-Jun-26

Estimated stock price at time of grant	$3.21	$8.96
Number of periods to exercise, in years	—	—
Compounded risk-free rate	n/a	n/a
Dividend yield	0%	0%
Exercise price	$—	$—
Volatility	82%	118%
Discount for lack of marketability	0%	0%

(b)	Shares issued for services

During the nine months ended June 30, 2026, the Company issued 175,000 common shares as a finder’s fee, resulting in an expense of $700,000.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

12.	DIGITAL CURRENCY

Digital currency consists of Bitcoin and is measured at fair value using a quoted price in an active market at the reporting date. Revaluation changes are recognized in other comprehensive income to the extent required by the IAS 38 revaluation model, with any applicable reversals of prior decreases recognized in profit or loss.

	June 30, 2026	September 30, 2025
	$	$

Digital currency held directly	943,762	753,211
Digital currency held under the Luxor arrangement	1,518,921	—
	2,462,683	753,211

During the three and nine months ended June 30, 2026, the Company recognized realized losses on dispositions of digital currency of $1,189,073 and $1,422,737 , respectively, and revaluation gains in other comprehensive income of $1,220,259 and $348,928, respectively. The continuity below presents revaluation, translation and measurement movements on a combined basis. This combined movement is distinct from the revaluation gain recognized in other comprehensive income.

Digital currency with a fair value of $1,518,921 and $2,180,273, representing approximately 25.31 BTC and 21.17 BTC, as of June 30, 2026 and June 30, 2025, respectively, was held in an account administered by Luxor. The Company retained beneficial ownership and could withdraw or use the Bitcoin without contractual restriction. The balance was not pledged or held in escrow.

	Note	Digital currency	Carrying amount
		BTC	$

Balance, September 30, 2025		7.61	753,211
Digital currency mined, net of pool mining fees		291.53	23,476,975
Other additions	20	27.93	2,105,310
Digital currency sold		(207.32)	(16,610,320)
Settlement of services	17	(78.73)	(5,798,385)
Realized loss on sale		—	(1,422,737)
Revaluation, translation and measurement movements		—	(41,371)
Balance, June 30, 2026		41.03	2,462,683

	Digital currency	Carrying amount
	BTC	$

Balance, September 30, 2024	38.01	2,490,936
Digital currency mined	187.16	16,187,873
Digital currency sold	(204.00)	(18,807,812)
Realized loss on sale	—	1,563,534
Revaluation, translation and measurement movements	—	745,742
Balance, June 30, 2025	21.17	2,180,273

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

13.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted-average number of voting and participating non-voting common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted-average number of shares for potentially dilutive instruments. Because the Company incurred losses, potentially dilutive instruments are excluded when their effect would be anti-dilutive.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Net loss	(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)
Weighted-average common
shares - basic and diluted	55,149,329	39,468,847	51,810,937	37,525,465
Basic and diluted loss per share	(0.48)	(0.20)	(0.76)	(0.39)

Because the Company reported a loss for each period presented, the effect of outstanding potential common shares was anti-dilutive. Accordingly, 727,273 stock options, 975,000 restricted share units and 2,347,229 warrants outstanding at June 30, 2026 were excluded from diluted loss per share.

14.	CONSTRUCTION IN PROGRESS

Construction in progress comprises buildings, power infrastructure, equipment and development costs for assets not yet available for their intended use. These assets are not depreciated until they are available for use.

15.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable were $1,022,208 at June 30, 2026 (September 30, 2025 - $534,992) and consisted principally of Norwegian value-added tax recoverable by Exanorth AS and Canadian GST/HST recoverable by Canadian group entities.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

16.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Depreciation is recognized on a straight-line basis over estimated useful lives of 25 years for buildings and private utilities, 15 years for technology infrastructure, and 3 years for mining equipment. Land and construction in progress are not depreciated.

	Land	Buildings	Private utilities	Technology infra- structure	Mining equipment	Construction in progress	Total
	$	$	$	$	$	$	$
COST
Balance, September 30, 2025	635,967	1,602,908	11,044,919	1,173,963	59,308,322	3,377,689	77,143,768
Additions	1,716,743	336,095	260,450	16,105	1,078,962	3,475,733	6,884,088
Disposals	—	—	—	—	(432,184)	—	(432,184)
Foreign currency translation effects	456,350	89,342	69,233	4,281	171,929	923,929	1,715,064
Balance, March 31, 2026	2,809,060	2,028,345	11,374,602	1,194,349	60,127,029	7,777,351	85,310,736
Additions, disposals, transfers and foreign currency translation effects, net	1,140,167	(29,703)	(28,295)	(956)	(1,189,330)	1,427,773	1,319,656
Balance, June 30, 2026	3,949,227	1,998,642	11,346,307	1,193,393	58,937,699	9,205,124	86,630,392

ACCUMULATED DEPRECIATION
Balance, September 30, 2025	—	665,291	2,127,711	213,114	39,776,428	—	42,782,544
Depreciation	—	47,471	359,923	38,403	4,364,792	—	4,810,589
Foreign currency translation effects	—	4,494	34,072	3,635	413,190	—	455,391
Balance, March 31, 2026	—	717,256	2,521,706	255,152	44,554,410	—	48,048,524
Depreciation, disposals and foreign
currency translation effects, net	—	21,174	136,281	20,371	1,308,456	—	1,486,282
Balance, June 30, 2026	—	738,430	2,657,987	275,523	45,862,866	—	49,534,806

ACCUMULATED IMPAIRMENT
Balance, September 30, 2025	—	60	217,698	7,835	2,201,281	—	2,426,874
Movements during the nine months ended June 30, 2026	—	—	—	—	—	—	—
Balance, June 30, 2026	—	60	217,698	7,835	2,201,281	—	2,426,874

NET CARRYING AMOUNT
Balance, September 30, 2025	635,967	937,557	8,699,510	953,014	17,330,613	3,377,689	31,934,350
Balance, March 31, 2026	2,809,060	1,311,029	8,635,198	931,362	13,371,338	7,777,351	34,835,338
Balance, June 30, 2026	3,949,227	1,260,152	8,470,622	910,035	10,873,552	9,205,124	34,668,712

Depreciation expense for the three months ended June 30, 2026	2,495,270
Loss on disposal of property, plant and equipment for the three months ended June 30, 2026	494,922

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

17.	RIGHT-OF-USE ASSETS

The following tables reconcile right-of-use assets and lease liabilities for the periods ended June 30, 2026:

	Note	Right-of-use asset
		$

Balance, September 30, 2025		—

Additions	(i)	7,595,884
Depreciation	(i)	(7,595,884)
Balance, June 30, 2026		—

	Note	Lease liability
		$

Balance, September 30, 2025		—

New lease liabilities	(i)	7,595,884
Interest expense		114,084
Settlement using digital currency	(i)	(7,709,968)
Balance, June 30, 2026		—

(i)	During the nine-month period ended June 30, 2026, the Company entered into two successive right-of-use arrangements with Luxor (Notes 3(c), 12) for terms not exceeding three months. The arrangements were accounted for by recognizing a right-of-use asset and a corresponding lease liability for each. During the period, the lease liability obligation was settled through the issuance of digital currency (Note 12) in accordance with the terms of the arrangements. As at June 30, 2026, the entire outstanding lease liability had been repaid and the ROU balance fully amortized. The Company has elected not to apply the recognition exemption for short-term leases. Accordingly, short-term leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability in accordance with the Company’s accounting policy for leases.

Depreciation of mining-related right-of-use assets is classified within direct costs and interest on lease liabilities is classified within finance costs.

During the nine months ended June 30, 2026, the Company entered into two successive right-of-use arrangements with Luxor (Notes 3(c), 12). The lease term used for accounting was 2.5 months for each arrangement. Neither lease term included additional periods arising from an extension option or an assumption that a termination option would not be exercised.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

18.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the three and nine months ended June 30, 2026 and 2025, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$
Cash compensation:
Mohammed Salah Bakhashwain	—	—	—	338,000
Giovanni Gaudenzi	40,000	200,000	180,000	270,000
Frank Aadnevik	—	241,000	163,683	241,000
Total cash compensation	40,000	441,000	343,683	849,000

Share-based payments:
Mohammed Salah Bakhashwain	—	1,000,000	5,318,287	5,000,000
Giovanni Gaudenzi	—	—	1,344,131	1,200,000
Frank Aadnevik	—	625,000	625,000	625,000
Total share-based payments	—	1,625,000	7,287,418	6,825,000

Total compensation	40,000	2,066,000	7,631,101	7,674,000

Related parties include the Company’s directors and officers, entities controlled by them, and other parties meeting the definition in IAS 24. These balances are unsecured, due on demand and non-interest-bearing unless otherwise stated.

As at June 30, 2026 and September 30, 2025, amounts due to related parties consisted of the following:

	June 30, 2026	September 30, 2025
	$	$

Balances included in accounts and other payables	—	95,758
Related party advances	151,361	150,794

The Company’s unsecured convertible loan from its former Chief Executive Officer had a carrying amount, including accrued interest, of $1,752,590 as at June 30, 2026. The loan and related conversion right remain subject to the dispute described in Note 23.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Amended and Restated

19.	ACCOUNTS AND OTHER PAYABLES AND SETTLEMENT LIABILITY

Accounts and other payables were $7,569,220 at June 30, 2026 (September 30, 2025 - $7,309,701). The balance consists primarily of trade creditors, accrued operating and professional costs, payroll-related liabilities and other short-term obligations.

The settlement liability decreased from $2,863,865 at September 30, 2025 to $1,612,070 at June 30, 2026. Cash settlements during the period were $1,200,000.

	June 30, 2026	September 30, 2025
	$	$

Current portion	1,612,070	1,222,364
Non-current portion	—	1,641,501
	1,612,070	2,863,865

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES

Borrowings and derivative financial liabilities consist of the following:

	Note	June 30, 2026	September 30, 2025
		$	$

Derivative liabilities	(c)	15,552,778	7,716,025
Senior secured and other loans	(a)	14,286,267	8,520,855
Convertible notes and debentures	(b)	3,744,123	1,568,220
		33,583,168	17,805,100

(a)	Senior secured and other loans

Senior secured and other loans consist of the following:

	Note	June 30, 2026	September 30, 2025
			$

JGB	(i)	13,018,588	8,520,855
FAR	(ii)	1,267,679	—
		14,286,267	8,520,855
Less: current portion		7,918,163	1,554,867
Non-current portion		6,368,104	6,965,988

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(a)	Senior secured and other loans (cont’d)

A continuity of the host debt is as follows:

Host debt	JGB	FAR	Total
	$	$	$

Balance, September 30, 2025	8,520,855	—	8,520,855

Proceeds	8,245,000	1,953,955	10,198,955
Original issue discount (OID)	(245,000)	—	(245,000)
Interest	3,315,015	205,724	3,520,739
Transaction fees	809,056	—	809,056
Accretion	908,506	—	908,506
Principal repayment	(2,265,000)	—	(2,265,000)
Interest payments	(3,315,015)	—	(3,315,015)
RSUs issued in lieu on interest	—	(892,000)	(892,000)
Conversion of convertible debt	(600,000)	—	(600,000)
Classification of warrants - FVTPL	(2,354,829)	—	(2,354,829)
	4,497,733	1,267,679	5,765,412
As at June 30, 2026	13,018,588	1,267,679	14,286,267

Current portion	6,650,484	1,267,679	7,918,163
Non-current portion	6,368,104	—	6,368,104

(i)	JGB

In 2025, the Company received two advances under a senior secured loan agreement (the “JGB Loan”) and issued related common share purchase warrants (the “JGB First Warrants” and the “JGB Second Warrants”, collectively, the “JGB Warrants”). The first advance of $17,510,000 in principal was drawn on August 1, 2025 under a loan agreement dated June 27, 2025; net recognized proceeds were $16,190,944, including $2,000,000 of restricted cash.

The second advance, a delayed draw of $8,245,000 in principal (including $245,000 of original issue discount), was released from escrow on November 24, 2025. The JGB Loan bore interest at the greater of Term SOFR plus 11% per annum and 14% per annum, payable monthly in arrears. It was secured by substantially all assets of the Company and certain subsidiaries, including restricted cash and specified real property and equity interests. The JGB First Warrants were issued on June 27, 2025 and the JGB Second Warrants were issued on October 20, 2025. The conversion option was not included in the initial draw under this facility. It was subsequently incorporated by amendment, effective October 20, 2025. The aggregate principal initially convertible into common shares was $10,245,000, comprising the $8,245,000 second advance and $2,000,000 of the first advance, plus accrued and unpaid interest.

The outstanding warrants are exercisable at $0.10 per Resulting Issuer voting share for a five-year term and may be exercised either for cash or on a cashless basis, under which the holder surrenders the warrant and receives only the number of shares representing the in-the-money value of the portion exercised, determined by reference to the fair market value of a warrant interest on the exercise date less the exercise price.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(a)	Senior secured and other loans (cont’d)

(i)	JGB (cont’d)

The JGB Warrants carry full-ratchet anti-dilution protection: if the Company issues common shares, convertible securities or options at a price below the fair market value determined as of the applicable original issue date, the number of shares issuable on exercise is increased so that the relevant holder’s ownership on a fully-diluted basis is not less than a specified minimum threshold, subject to customary carve-outs for equity-incentive-plan issuances and Board-approved strategic transactions. For the JGB First Warrants, the reference date is June 27, 2025 and the minimum fully-diluted ownership threshold is 4%; for the JGB Second Warrants, the reference date is October 20, 2025 and the minimum fully-diluted ownership threshold is 1%. The JGB Warrants contained ratchet and cashless exercise provisions that could vary the number of common shares issued on exercise. Accordingly, the JGB Warrants did not meet the fixed-for-fixed condition in IAS 32 and were accounted for as derivative financial liabilities measured at fair value through profit or loss. A portion of the JGB Loan principal, together with accrued and unpaid interest, was convertible into common shares at $4.00 per share following the share consolidation. Conversion of that convertible portion of the JGB Loan is subject to a beneficial ownership limitation under which no lender may be issued common shares on conversion to the extent that, after giving effect to the issuance, the lender (together with its affiliates and attribution parties) would beneficially own more than 4.99% of the outstanding common shares (electable up to 9.99% on prior written notice). Because the number of shares issuable varied with accrued interest, the conversion feature also did not meet the fixed-for-fixed condition in IAS 32.

At initial recognition, the derivative instruments were measured at fair value and the residual proceeds were allocated to the host loan. The host loan was subsequently measured at amortized cost using the effective interest method, and recognized derivative liabilities were remeasured at fair value through profit or loss.

During the three months ended June 30, 2026, $600,000 of principal was converted into 150,000 common shares at $4.00 per share, and 600,000 JGB First Warrants were exercised on a cashless basis. The carrying amounts of the host loan and related derivative liabilities, together with the applicable fair value measurements, are presented below.

These interim condensed consolidated financial statements have been revised and refiled and replace those previously filed on August 14, 2026. The comparative statement of financial position as at September 30, 2025 has been revised to present the JGB First Warrants separately as a current derivative financial liability measured at fair value through profit or loss and to present the related host debt at amortized cost.

In the previously filed interim financial statements, the full carrying amount of the JGB financing of $16,236,880 was included in senior secured loans, comprising $1,554,867 classified as current and $14,682,013 classified as non-current, and no separate derivative liability was presented in the comparative period of September 30, 2025. In these revised interim financial statements, $7,716,025 is presented as a current derivative financial liability and the host debt is presented at $8,520,855, comprising $1,554,867 classified as current and $6,965,988 classified as non-current. Total liabilities are unchanged.

The revisions also reorganize and disaggregate certain note tables and related narrative to more clearly present nine-month information, share-based payments, borrowings and derivative liabilities, equity movements and lease arrangements, including the cash-flow and non-cash presentation of lease-liability settlements using digital currency. These presentation and disclosure revisions did not affect the Company’s total assets, total liabilities, equity, net loss, total comprehensive loss or cash and cash equivalents at June 30, 2026.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(a)	Senior secured and other loans (cont’d)

(i)	JGB (cont’d)

At June 30, 2026, the Company maintained $2,000,000 in a lender-controlled deposit account and reported revenue of $10,650,851 for the three-month period. Management concluded that all financial covenants were satisfied at June 30, 2026 and calculated compliance with the trailing-three-month covenant EBITDA, compared with the required minimum.

(ii)	FAR

In October 2025, the Company entered into an agreement with FAR Holdings Bermuda Ltd. (“FAR”) to purchase power transformers and related equipment (the “Equipment Agreement”). The purchase price, as amended, was $5,996,205 and was satisfied through cash, RSUs and a $2,853,990 convertible unsecured subordinated promissory note (the “FAR Note”).

The FAR Note bore interest at 10% per annum, increasing to 12% following an event of default, and was due on April 30, 2027. The outstanding principal and accrued interest were convertible into common shares at $4.00 per share following the share consolidation. Because the number of shares issuable varied with accrued interest, the conversion feature did not meet the fixed-for-fixed condition in IAS 32. The conversion feature was therefore accounted for as a derivative financial liability measured at fair value through profit or loss, while the host liability was measured at amortized cost using the effective interest method. The related carrying amounts and fair value measurements at June 30, 2026 are presented in Notes 20(b) and (c).

During the three months ended June 30, 2026, the Company issued 250,000 RSUs with a fair value of $1,187,500 to settle a $1,000,000 obligation under the Equipment Agreement. The Company also issued 248,280 RSUs with a fair value of $1,377,954 to settle a $700,000 logistics fee payable to FAR. The aggregate fair value of the 498,280 RSUs was $2,565,454, and the resulting non-cash loss of $865,454 was recognized in finance costs (Note 9).

On March 16, 2026, the Company received 26 Bitcoin from FAR with a fair value of $1,953,955 under a separate one-year financing arrangement (the “FAR Bitcoin Loan”). The Company was required to return 26 Bitcoin on March 16, 2027, irrespective of changes in the price of Bitcoin. The aggregate interest was settled through the issuance of 400,000 RSUs with a grant-date fair value of $892,000 (Note 11(a)). This amount was recognized as a financing discount, resulting in an initial carrying amount of $1,061,955. Accretion of $205,724 was recognized through June 30, 2026 using an effective interest rate of approximately 84.0%. The carrying amount at June 30, 2026 is presented in the table above.

Together, the foregoing transactions resulted in 898,280 RSUs being settled in common shares during the three months ended June 30, 2026 (Note 11(a)).

On June 12, 2026, the Company also granted FAR 454,546 immediately exercisable stock options at $5.55 per share, expiring six months after the grant date (the “FAR Options”). FAR exercised 227,273 FAR Options on June 15, 2026 for proceeds of $1,261,365, leaving 227,273 FAR Options outstanding at June 30, 2026.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(b)	Convertible notes and debentures

		June 30,	September
	Note	2026	30, 2025
			$

Former CEO convertible loan, including accrued interest		1,752,590	1,568,220
FAR Note	20(a)(ii)	1,991,533	—
		3,744,123	1,568,220

During the three months ended June 30, 2026, a further $125,000 principal amount of the October 2025 unsecured convertible notes, together with accrued interest, was converted into 34,410 common shares. For the nine months ended June 30, 2026, an aggregate $975,000 principal amount, together with accrued interest, was converted into 252,566 shares. Contractual principal of $100,000 remained outstanding at June 30, 2026. The related host liability had a carrying amount of $nil, and the remaining conversion option and warrants continued to be measured as derivative financial liabilities.

(c)	Derivative financial liabilities

Derivative financial liabilities were measured using the methods and inputs disclosed in Note 20(d) and comprise of the following:

		June 30,	September
	Note	2026	30, 2025
		$	$

JGB warrant liabilities	20(a)(i)	11,401,478	7,716,025
FAR conversion option	20(a)(ii)	2,951,478	—
October 2025 brokered debenture warrant liabilities	Below	1,061,799	—
October 2025 brokered debenture conversion option	Below	138,023	—
JGB conversion feature	20(a)(i)	—	—
		15,552,778	7,716,025

In October 2025, the Company issued convertible promissory notes to nine holders with an aggregate principal amount of $1,075,000. The notes bore interest at 15% per annum, matured 36 months after issuance and were convertible into common shares at $4.00 per share. The Company also issued 268,750 detachable warrants exercisable at $5.00 per share.

The conversion options and warrants did not meet the fixed-for-fixed condition in IAS 32 and were accounted for as derivative financial liabilities measured at fair value through profit or loss. During the nine months ended June 30, 2026, $975,000 of principal, together with accrued interest, was converted into common shares, including $125,000 of principal converted during the three months ended June 30, 2026. Principal of $100,000 remained outstanding at June 30, 2026. The related host liability had a carrying amount of nil. At June 30, 2026, the warrant liability and conversion-option liability were $1,061,799 and $138,023, respectively.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(c)	Derivative financial liabilities (cont’d)

A detailed continuity of the derivative liabilities is as follows:

			October	October
			2025	2025
		FAR	brokered	brokered	JGB
	JGB warrant	conversion	debenture	debenture	conversion
Derivative liabilities	liabilities	option	warrant	conversion	feature	Total
	$	$	$	$	$	$

Balance, September 30, 2025	7,716,025	—	—	—	—	7,716,025

Initial recognition	2,354,829	1,515,966	592,933	763,175	—	5,226,903
Remeasurement (gain) loss	4,769,491	1,435,512	468,866	(187,518)	604,500	7,090,851
Settlements and exercises	(3,438,867)	—	—	(437,634)	(604,500)	(4,481,001)
	3,685,453	2,951,478	1,061,799	138,023	—	7,836,753

Balance, June 30, 2026	11,401,478	2,951,478	1,061,799	138,023	—	15,552,778

For the nine months ended June 30, 2026, the fair value loss on financing-related derivative liabilities in the table above was $7,090,851. The net loss reported in the statement of loss and comprehensive loss also includes an electricity-related gain of $1,189,870 under Exanorth’s financial contract for differences with Fortum (“PPA3”). PPA3 covers a flat volume of 10 MW at a fixed price of EUR17.50/MWh and settles monthly based on the difference between that price and the Nord Pool NO4 monthly average electricity price, applied to the contracted volume. Exanorth receives a benefit when the reference price exceeds the fixed price and incurs a cost when it is lower. The arrangement provides financial settlement of electricity-price differences rather than physical delivery of electricity and is accounted for as a derivative under IFRS 9. Accordingly, the electricity-related gain reduces the net loss reported in profit or loss but does not affect the financing-related derivative liabilities reconciled above.

(d)	Fair value determination

The derivative financial liabilities are Level 3 fair value measurements determined using option-pricing models.

The JGB warrant valuation used a June 30, 2026 share price of $6.76, an exercise price of $0.10, expected volatility of approximately 118.9%, a risk-free interest rate of approximately 4.19% and a remaining term of approximately 4.39 years. The resulting value was approximately $6.6933 per warrant.

The FAR conversion option represented approximately 759,435 underlying common shares and was valued at approximately $3.8844 per underlying share. The October 2025 financing included 268,750 warrants outstanding at June 30, 2026.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Fair value determination (cont’d)

A summary of fair value inputs is as follows:

JGB First Warrants	Grant date	Exercise date	Reporting date

Estimated stock price at time of grant	$4.00	$4.12	$6.76
Number of periods to exercise, in years	5.40	4.61	4.39
Compounded risk-free rate	3.83%	3.94%	4.19%
Dividend yield	0%	0%	0%
Exercise price	$0.10	$0.10	$0.10
Volatility	115%	87%	119%

JGB Second Warrants		Grant date	Reporting date

Estimated stock price at time of grant		$4.00	$6.76
Number of periods to exercise, in years		5.08	4.39
Compounded risk-free rate		3.58%	4.19%
Dividend yield		0%	0%
Exercise price		$0.10	$0.10
Volatility		115%	119%

October warrants		Grant date	Reporting date

Estimated stock price at time of grant		$4.00	$6.76
Number of periods to exercise, in years		2.00	1.27
Compounded risk-free rate		3.59%	3.98%
Dividend yield		0%	0%
Exercise price		$5.00	$5.00
Volatility		115%	119%

JGB Conversion Feature		Grant date	Reporting date

Estimated stock price at time of grant		$4.00	$6.76
Number of periods to exercise, in years		2.69	1.99
Compounded risk-free rate		3.47%	4.14%
Dividend yield		0%	0%
Exercise price		$4.00	$4.00
Volatility		115%	119%

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Fair value determination (cont’d)

October Financing Conversion Feature	Grant date	Exercise date	Reporting date

Estimated stock price at time of grant	$4.00	$3.38	$6.76
Number of periods to exercise, in years	3.00	2.76	2.28
Compounded risk-free rate	3.60%	3.63%	4.14%
Dividend yield	0%	0%	0%
Exercise price	$4.00	$4.00	$4.00
Volatility	115%	79%	119%

FAR Holdings Conversion Feature		Grant date	Reporting date

Estimated stock price at time of grant		$4.00	$6.76
Number of periods to exercise, in years		1.50	0.83
Compounded risk-free rate		3.70%	3.98%
Dividend yield		0%	0%
Exercise price		$4.00	$4.00
Volatility		115%	119%

The following table reconciles Level 3 derivative financial liabilities for the nine months ended June 30, 2026 and summarizes the detailed continuity in Note 20(c).

Nine months
ended June
30, 2026
$

Balance at beginning of period	7,716,025
Initial recognition of derivative liabilities	5,226,903
Fair value loss recognized in profit or loss	7,090,851
Settlements and exercises	(4,481,001)
Balance at end of period	15,552,778

No fair value changes were recognized in other comprehensive income, and there were no transfers into or out of Level 3 during the period.

Management determines the fair values at each reporting date using binomial option-pricing models. The models incorporate the quoted market price of the Company’s common shares, contractual exercise prices and remaining terms, risk-free interest rates and expected volatility.

Expected volatility is the principal significant unobservable input and was estimated using historical trading volatility. The valuations and period -to-period movements are reviewed by management at each reporting date. There were no changes in valuation techniques during the period.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Fair value determination (cont’d)

An increase in expected volatility increases the derivative liability and the corresponding fair value loss; a decrease has the opposite effect. The sensitivity analysis changes expected volatility independently and does not represent the maximum possible change in fair value. Changing expected volatility by 10 percentage points while holding all other inputs constant would have had the following approximate effect at June 30, 2026:

	Derivative
Expected volatility	liabilities	Change
	$	$

108.90%	15,376,779	(175,999)
118.90%	15,552,778	—
128.90%	15,728,659	175,881

21.	PREPAIDS AND DEPOSITS

	June 30,	September
	2026	30, 2025
	$	$

Prepaid equipment	5,936,629	—
Prepaid expenses	2,175,631	1,615,163
Prepaid insurance	63,117	42,899
Prepaid lease deposits	15,842	4,524
	8,191,219	1,662,586
Less: current portion	6,594,687	72,035
Non-current portion	1,596,532	1,590,551

22.	EQUITY

The Company is authorized to issue an unlimited number of voting common shares and non-voting common shares, each without par value. At June 30, 2026, 54,069,407 voting common shares and 2,312,243 non-voting common shares were issued and outstanding, for a total of 56,381,650 common shares.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

22.	EQUITY (CONT’D)

(a)	Common shares

		Nine months
		ended June
Common share continuity	Note	30, 2026
		#

Opening common shares		42,629,626
Subscriptions	22(c)	375,000
Restricted share units settled	11	6,840,898
Shares issued for services	11	175,000
Shares issued in the reverse takeover and debt settlements	4	4,362,954
Convertible notes and debt converted	20(a-b)	402,566
Warrants exercised	22(c)	850,000
Stock options exercised	22(b)	745,606
Closing common shares		56,381,650

(b)	Options

		Nine months
	Nine months	ended June
	ended June	30, 2026
Option continuity	30, 2026	WAEP
	#	$

Outstanding at beginning of period	908,033	2.05
Granted	614,546	4.91
Forfeited or cancelled	(50,000)	2.00
Exercised	(745,606)	2.04
Correction of fractional legacy records	300	—
Outstanding and exercisable at end of period	727,273	4.48

At June 30, 2026, the exercise prices of outstanding and exercisable options ranged from $4.00 to $5.55 per share, the weighted-average exercise price was $4.48 per share and the weighted-average remaining contractual life was 1.50 years.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

22.	EQUITY (CONT’D)

(c)	Warrants

		Nine months
	Nine months	ended June
	ended June	30, 2026
Warrant continuity	30, 2026	WAEP
	#	$

Outstanding at beginning of period	1,955,986	0.10
Granted	1,339,170	2.43
Exercised	(850,000)	0.10
Expired	(97,927)	3.60
Outstanding at end of period	2,347,229	1.28

During the nine months ended June 30, 2026, the Company completed a brokered private placement of 375,000 units for gross proceeds of $1,500,000. Each unit comprised one common share and one common share purchase warrant. Proceeds were allocated between the common shares and warrants based on their relative fair values, with $892,293 allocated to the warrant component and $607,707 allocated to share capital (Note 22(a)).

23.	CONTINGENCIES

The Company is involved in legal proceedings with its former Chief Executive Officer relating to employment matters and equity instruments. The former Chief Executive Officer has filed a counterclaim for damages. The outcome and magnitude of the claims cannot presently be determined and no provision has been recorded.

The Company is also contesting a North Dakota claim alleging breach of an unsigned employment contract, with claimed damages of approximately $1,258,567 plus interest and costs. The outcome cannot presently be determined and no provision has been recorded.

There were no material changes in these proceedings during the three months ended June 30, 2026.

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to liquidity, credit, foreign-currency, interest-rate and other market risks. There were no changes in the Company’s overall risk-management framework during the nine months ended June 30, 2026.

(a)	Liquidity risk

At June 30, 2026, the Company had total liabilities of $44,676,366, derivatives of $15,552,778, contingent consideration of $1,760,547, cash and cash equivalents of $2,453,673, cash held in trust $493,384, restricted cash of $2,000,000 and digital currency of $2,462,683. The Company monitors short-term cash requirements using rolling cash-flow forecasts and may sell Bitcoin to supplement liquidity.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

(a)	Liquidity risk (cont’d)

The carrying amounts of financial instruments and the contractual maturity analysis of financial liabilities are set out below.

	Measurement	Carrying
Financial instrument	category	amouint
		$

Cash and cash equivalents	Amortized cost	2,453,673
Cash held in trust	Amortized cost	493,384
Restricted cash	Amortized cost	2,000,000
Accounts and other payables	Amortized cost	7,569,220
Related-party advances	Amortized cost	151,361
Senior secured loans	Amortized cost	14,286,267
Convertible notes and debentures	Amortized cost	3,744,123
Derivative financial liabilities	FVTPL	15,552,778
Contingent consideration payable	FVTPL	1,760,547
Settlement liability	Amortized cost	1,612,070

Financial liability	Total	<3 months	3–12 months	1–2 years	2–5 years
Accounts and other payables	7,569,220	7,569,220	—	—	—
Related-party advances	151,361	151,361	—	—	—
Settlement liability	1,456,980	600,000	856,980	—	—
JGB senior secured loan	28,067,973	2,400,844	6,847,954	18,819,175	—
FAR convertible prom. note	3,289,048	—	3,289,048	—	—
Former CEO convertible loan	1,805,226	1,805,226	—	—	—
Oct. 2025 convertible notes	145,000	—	—	—	145,000
Total contractual cash flows	42,484,808	12,526,651	10,993,982	18,819,175	145,000

The maturity analysis presents contractual undiscounted cash flows based on contractual terms and conditions existing at June 30, 2026. Variable-rate interest on the JGB senior secured loan was calculated using the contractual rate applicable at June 30, 2026. The analysis does not reflect the subsequent repayment of the JGB loan described in Note 26.

The FAR Bitcoin financing requires delivery of 26 BTC on March 16, 2027. Based on the June 30, 2026 carrying price of approximately $60,018 per BTC, the reporting-date equivalent was $1,560,480. As settlement requires delivery of Bitcoin rather than cash, this amount is excluded from the contractual cash-flow totals above.

Contingent consideration provides for a maximum cash payment of $1,900,000 dependent on the satisfaction of a public-market performance condition. Because the timing of any payment is not contractually fixed, it is excluded from the time bands above.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

(b)	Credit and custody risk

Cash and restricted cash are held with financial institutions, and cash held in trust is held by legal counsel. Digital currency is not a financial asset and is outside the IFRS 9 expected-credit-loss model. Digital currency held through third parties exposes the Company to custody, access and counterparty risk. The material rights and restrictions associated with the Luxor arrangement are described in Note 3(c).

(c)	Market and valuation risk

The Company’s derivative financial liabilities are particularly sensitive to the Company’s share price and expected volatility. The Level 3 continuity and sensitivity disclosure for derivative financial liabilities is included in Note 20(d).

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, maintain financial flexibility and obtain financing commensurate with the risks of its business and development plans.

The Company is subject to externally imposed capital requirements under the JGB loan agreement, including the minimum cash, revenue and covenant EBITDA requirements described in Note 20.

Subsequent to June 30, 2026, the Company completed the special-warrant financing described in Note 26 and, on August 6, 2026, repaid the JGB senior secured loan in full. These transactions materially changed the Company’s capital structure after period end.

26.	SUBSEQUENT EVENTS

(a)	Special-warrant private placement

On July 30, 2026, the Company completed a private placement of 5,828,342 special warrants at US$4.25 per special warrant for gross proceeds of US$24,770,454. Each special warrant is exercisable, without additional consideration, into one voting common share and one common share purchase warrant. Each underlying warrant is exercisable at US$5.00 per share for five years, subject to the terms of the financing documents.

The special warrants automatically exercise on the earlier of the date specified in the financing documents following qualification of the underlying securities and four months and one day after closing. The Company intends to use the net proceeds for debt repayment, product and business development, potential acquisitions, working capital and general corporate purposes.

The Company is assessing the classification of the special warrants and underlying warrants under IAS 32, including the effect of contractual settlement provisions. The financing was a material non-adjusting event after June 30, 2026. Accordingly, no amount was recognized at June 30, 2026.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)	Amended and Restated
Notes to the interim condensed consolidated financial statements
For the three and nine months ended June 30, 2026 and 2025
(Unaudited – Expressed in United States Dollars, unless otherwise noted)

26.	SUBSEQUENT EVENTS (CONT’D)

(b)	Prepayment of senior secured loan

On August 6, 2026, the Company repaid in full all outstanding obligations under the senior secured loan with JGB Collateral LLC, as administrative and collateral agent for the lenders. The repayment consisted of $22,375,000 of outstanding principal and $45,699.69 of accrued and unpaid interest. All related liens and security interests against the Company’s assets were released.

(c)	Issuance of RSUs

On August 13, 2026, the Company granted 75,000 restricted share units to settle an outstanding vendor payable. The fair value of the restricted share units and resulting financial effect of the transaction have not yet been determined

Page 33 of 33